UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS Completes Book Build for Series 001R-22 MTS Exchange-Traded Bonds and Series 001R-02 MTS Bank Exchange-Traded Bonds

August 1, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE:MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the successful completion of the book build for its RUB 20 billion series 001P-22 exchange-traded bonds with a maturity of two years and a coupon rate of 8.30% per annum – the lowest rate among all public placements on the Russian local market in 2022 – and RUB 7 billion series 001P-02 exchange-traded bonds for MTS Bank with a maturity of three years and a coupon rate of 9.55% per annum.

The MTS 001P-22 bonds are part of exchange-traded bonds program No. 4-04715-A-001P-02E of July 27, 2016. The nominal price of the bonds is RUB 1,000, and the coupon period is 91 days.

The MTS Bank 001P-02 bonds are part of exchange-traded bonds program No. 4-02268-B-001P-02E of April 9, 2021. The nominal price of the bonds is RUB 1,000, and the coupon period is 91 days.

The book building for both issues took place on July 29, 2022, with about 70 orders received from a wide range of investors, including banks; investment, asset management and insurance companies; private pension funds; and retail investors. Owing to the high degree of interest, the bid book for the MTS bonds was 3.5 times oversubscribed, and the bid book for the MTS Bank bonds was nearly three times oversubscribed. The robust demand for both issues made it possible to lower the coupon rate several times and to close the books at the lower end of the final range, at 8.30% and 9.55% per annum, respectively, and to more than double the initially declared value of the placements, from RUB 10 billion to RUB 20 billion and from RUB 3 billion to RUB 7 billion, respectively.

“This is the first time that the Russian market has seen the simultaneous placement of bonds from two issuers that are full-fledged participants of the same ecosystem (MTS and MTS Bank), where the companies formally operate in different economic sectors but, from the point of view of doing business and their development strategies, are inextricably linked to each other. For us, MTS Bank is not just a bank; it’s also an essential element of the huge MTS ecosystem; it offers a range of products that are complementary to most MTS products and that are deeply embedded in the Group’s existing ecosystem. The faith in the creditworthiness of both the Company and the Bank that investors demonstrated during the dual placement enables the Group to obtain financing at very low rates, and also to further reduce the credit spread between the borrowing levels of MTS and MTS Bank, which is logical considering the associated credit risk,” said Alexander Smirnov, Corporate Finance and Treasury Department Director at MTS.

“The value of the placements and the final price parameters of the issues once again showed the high level of interest on the part of investors both in MTS Group in general and in MTS Bank in particular. Since the Bank’s successful debut issue of ruble bonds last year, we have continued to offer investors debt instruments that enjoy robust demand. Investors were able to purchase the issued bonds both through the lead managers and through our MTS Investments mobile application,” said Gleb Sorokin, Vice President and Head of the Investment Division at MTS Bank.

The lead managers of both issues were Bank GPB (JSC), LOCKO-Bank (JSC), Credit Bank of Moscow (PJSC), Rosbank PJSC, Solid IF JSC and BCS Global Markets; the placement agent was Bank GPB (JSC). The technical placement of the issues will take place on the Moscow Exchange on August 5, 2022. The funds raised will be used for debt refinancing and for general corporate purposes.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems Public Joint Stock Company (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,600 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: August 1, 2022